                                                                    EXHIBIT 99.1

ATRION CORPORATION
ONE ALLENTOWN PARKWAY
ALLEN, TEXAS  75002


                                                                         ATRION
                                                                   NEWS RELEASE

FOR IMMEDIATE RELEASE

                  ATRION CORPORATION TO COMMENCE TENDER OFFER
                  FOR UP TO 500,000 SHARES OF ITS COMMON STOCK

     ALLEN, Texas (November 21, 2001) - Atrion Corporation (Nasdaq/NM-ATRI) announced today that it plans to commence an issuer tender offer to purchase for cash up to 500,000 shares of its issued and outstanding common stock, par value $.10 per share. The tender offer is expected to begin on Monday, November 26, 2001 and to expire, unless extended, at 12:00 Midnight, New York City time, on Friday, December 21, 2001.

     Terms of the tender offer, which will be described more fully in the Offer to Purchase and Letter of Transmittal, invite the Company's stockholders to tender up to 500,000 shares of the Company's common stock to the Company at a price of $34.50 per share. The offer is subject to certain conditions. The Company will, subject to the terms and conditions of the offer, purchase 500,000 shares (or such lesser number of shares as are validly tendered and not withdrawn) pursuant to the offer. Shares tendered and not purchased because of proration will be returned at the Company's expense. The Company reserves the right, in its sole discretion, to purchase more than 500,000 shares pursuant to the offer. The closing sales price of the Company's common stock on November 20, 2001 as reported by Nasdaq was $32.0247 per share.

     Atrion Corporation designs, develops, manufactures, sells and distributes medical products and components to markets worldwide.

                                      ###

     This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company's common stock. The offer to buy will only be made by the Offer to Purchase and related materials that the Company will be sending to its stockholders shortly. Stockholders are advised to read those materials when they become available because they will contain important information, including the various terms and conditions of the offer. Stockholders will also be able to obtain for free copies of the Offer to Purchase and related materials at the SEC's website at www.sec.gov or from the Company's information agent, Innisfree M&A Incorporated, at 501 Madison Avenue, 20th Floor, New York, New York 10022, telephone: (888) 750-5834.


Contact: Jeffery Strickland
         Vice President and Chief Financial Officer
         (972) 390-9800

                                    - END -